FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    ]

Athens — 29 June 2017

NBG announces the sale of a majority equity holding in its subsidiary Ethniki Hellenic General Insurance S.A. to EXIN Financial Services Holding B.V.

National Bank of Greece S.A. (“NBG”) entered into an agreement with EXIN Financial Services Holding B.V. (“EXIN”) to sell a 75% stake in Ethniki Hellenic General Insurance S.A. (“Ethniki Insurance”) for a total consideration of € 718.3 million (the “Transaction”). NBG will retain a 25% stake in Ethniki.

On 27 June 2017, National Bank of Greece S.A. Board of Directors approved the divestiture of a 75% stake in Ethniki Insurance to EXIN and the establishment of an exclusive bancassurance agreement, which will govern the distribution of products of Ethniki Insurance via the NBG network. The agreed consideration for the Transaction amounts to € 718.3 million. NBG and EXIN also entered into a shareholders’ agreement, which will govern their respective ownership and control of Ethniki Insurance.

The Transaction is expected to have a positive pro-forma impact of c.110bps on NBG Group’s CET1 ratio.

The sale of Ethniki Insurance reaffirms NBG’s commitment to the implementation of its restructuring plan, whilst enabling the Bank to focus towards its core business and healthy credit growth.

Leonidas Fragkiadakis, NBG’s CEO said: “After 125 years of common history dating back to 1891, NBG divests 75% of its interest in Ethniki Insurance to deliver on its commitment to its shareholders and the European Authorities. At the same time, it entered into an exclusive bancassurance agreement to govern the distribution of the products of Ethniki Insurance via the NBG network. The decision to retain a 25% stake is in line with the spirit of partnership that will govern our relationship with EXIN going forward. I am pleased that our new partner, EXIN, has a long-term strategic interest in Greece and will continue to grow and develop Ethniki Insurance for years to come.”

Closing of the Transaction is subject to the approval from the relevant Competition Authorities and the Bank of Greece.

Advisors

Goldman Sachs International and Morgan Stanley & Co. International plc are acting as joint financial advisors to NBG. Freshfields Bruckhaus Deringer is acting as international legal counsel to NBG and Bernitsas Law as local legal counsel to NBG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: June 29th, 2017

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: June 29th, 2017

Director, Financial Division